EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces CEO Spenser Au’s retirement

NEW YORK, March 15, 2016 – Global Sources Ltd. (NASDAQ: GSOL) announced that CEO Spenser Au is retiring. He will remain engaged until the end of the year to assist the Company in transitioning to a successor.

In an announcement letter to senior management, the Board reiterated Global Sources’ strategic priorities, including:

•	Deeper integration of the core online and trade show promotional services in order to provide improved value to international buyer and supplier customers.
•	Promotion of innovative startup companies in the region through Startup Launchpad pavilions at Global Sources’ exhibitions.
•	Leveraging Chief Executive China to help international brands identify partners and distribution channels in the China market.

“From the earliest years of the Company’s history, Spenser has always personified the core values of Global Sources,” said executive chairman Merle A. Hinrich. “He has consistently demonstrated the highest commitment to our customers and team members, and over the last five years, his leadership as CEO has been essential in positioning the Company for its next stage of development. We deeply appreciate his contributions, as well as his assistance with a smooth transition process. We also extend our best wishes to him upon his retirement.”

“After 39 years of service to the Company, it is now time for me to move on to a new stage of life,” said Au. “I wholeheartedly support the direction of the Company and will remain actively engaged to ensure a successful transition. Our management team is strong and experienced, and I have every confidence that this succession will proceed smoothly.”

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.